SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 27, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on November 27, 2018

Buenos Aires, November 27th 2018.

To

BYMA

Re.: Sect. 63 BYMA Listing Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Sect. 63 of the rules in force, we hereby provide the following information regarding the quarterly balance sheet for the nine-month period ended September 30th 2018:

		Figures in thousand AR$

(i)	Income for the period – Profit	10,533,540
	Attributable to company’s shareholders – Profit	10,485,979
	Attributable to non-controlling interests	47,561
(ii)	Other comprehensive income - Profit	614,714
(iii)	Total income for the period - Profit	11,148,254
	Attributable to company’s shareholders – Profit	11,100,717
	Attributable to non-controlling interests	47,537

(iv)	Net Shareholders’ Equity	50,965,096
	Capital stock	669,663
	Stock issuance premium	12,428,461
	Adjustments to Shareholders’ Equity	4,511
	Other comprehensive income	819,298
	Legal Reserve	6,872,687
	Optional Reserve	16,417,232
	Retained Earnings – Profit	13,750,721
	Attributable to non-controlling interests	2,523

Below please find information on the number of shares, broken down into Class A and Class B shares held by the major shareholders:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Participating Interest %
Major Shareholders	10,262,195	212,533,126	222,795,321	33.27%
Other	973,475	445,894,225	446,867,700	66.73%
Total	11,235,670	658,427,351	669,663,021	100.00%

The major shareholders have no debt instruments convertible into shares or stock purchase options to acquire shares of the company.

The major shareholders are Messrs. Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, who have established their domicile at Sarmiento 447, 7th floor, and at Juana Manso 555, 6th floor, respectively, both in the Autonomous City of Buenos Aires.

Sincerely,

Jorge Francisco Scarinci

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 27, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer